SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


(Check One):      [X] Form 10-K     [ ] Form 20-F   [ ] Form 11-K
                  [ ] Form 10-Q     [ ] Form N-SAR


                  For Period Ended:         December 26, 2004
                                   ------------------------------------

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR

                  For the Transition Period Ended:
                                                  -----------------------------


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

Rubio's Restaurants, Inc.
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Full Name of Registrant

Not applicable
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Former Name if Applicable

1902 Wright Place, Suite 300
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Address of Principal Executive Office (Street and Number)

Carlsbad, California 92008
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or
|X| the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The registrant is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the year ended December 26, 2004 on a timely basis in light of previously announced restatements to the registrant's historical financial statements. As disclosed by the registrant in a Current Report on Form 8-K, filed on January 19, 2005, and amended on March 16, 2005, the Audit Committee of the registrant's Board of Directors determined in January 2005 that the registrant's financial statements for the three fiscal years ended December 28, 2003 and for each of the first three fiscal quarters in fiscal 2004 should be restated. Accordingly, the registrant intends to file an amended Annual Report on Form 10-K/A for fiscal 2003 to reflect the restated results for each of the three years in the period ended December 28, 2003 in addition to its Annual Report on Form 10-K for fiscal 2004, which will reflect the restated results for the first three quarters of fiscal 2004.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


     John Fuller, Chief Financial Officer       (760)            929-8226
     ------------------------------------   -------------   ------------------
                    (Name)                   (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         |X| Yes           |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         |X| Yes           |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The effects of the restatements to the registrant's financial statements for the three fiscal years ended December 28, 2003 and the first three quarters of fiscal 2004 are described in the registrant's Current Report on Form 8-K, filed on January 19, 2005, and amended on March 16, 2005.

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      Rubio's Restaurants, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.





Date:  March 25, 2005               By:     /s/ John Fuller
                                        -------------------------------
                                                John Fuller
                                                Chief Financial Officer